Exhibit 99.2

Sevcon, Inc.

155 Northboro Road

Southborough, MA

01772, USA

Tel +1 (508) 281 5500

www.sevcon.com

July 17, 2017

SEVCON SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY BORGWARNER

To all my colleagues,

I am writing to inform you that last Friday, July 14, Sevcon and BorgWarner Inc. signed an agreement for BorgWarner to acquire Sevcon. The Sevcon Board unanimously approved the merger agreement and has recommended approval of the merger by Sevcon’s stockholders. We expect that the merger will close within two months.

The proposed merger provides substantial value to our stockholders. It also gives us the chance to maximize the positive impact of the progress we have made and capitalize on greater opportunities as a part of a much larger organization with significant market resources and presence.

I am enormously proud of what we have achieved so far. To carry that work forward we need to become larger quickly, as required by our potential customers. We need to take on the substantially greater projects which a merger with BorgWarner will allow us to consider. The combination of Sevcon and BorgWarner skills is what the market for electrification is demanding.

I would ask you all to continue working normally in the great way you do today. We will keep you informed of progress to closing the deal. I will be visiting every location in the coming days to answer questions you may have.

I am very supportive of this merger and look forward to our meetings.

* * * * *

Additional Information and Where to Find It

The proposed merger transaction will be submitted to Sevcon’s stockholders for their consideration. For that purpose, Sevcon intends to file relevant materials with the SEC, including a preliminary proxy statement on Schedule 14A. Following the filing of the definitive proxy statement with the SEC, Sevcon will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the proxy statement, as well as other filings containing information about Sevcon, free of charge, from the SEC’s web site (www.sec.gov). Investors may also obtain Sevcon’s SEC filings in connection with the transaction, free of charge, from Sevcon’s web site (www.sevcon.com) under the link “Investors” and then under the tab “SEC Filings,” or by directing a request to Sevcon, Matt Boyle, President and CEO.

Sevcon Ltd. (Company Registration No. England 500106)

Participants in the Merger Solicitation

The directors, executive officers and employees of Sevcon and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sevcon’s directors and executive officers is available in its definitive proxy statement for its 2017 annual meeting of stockholders filed with the SEC on January 11, 2017. This document can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement when it becomes available.

2